LAZARD LTD
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE (212) 632-6523
FAX (212) 332-5972
bill.white@lazard.com

July 6, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lazard Ltd
Form 10-K for the Fiscal Year ended December 31, 2010 Form 10-Q for the Fiscal Quarter ended March 31, 2011 Schedule 14A filed on March 18, 2011 File No. 1-32492

Dear Mr. Decker:

Pursuant to your correspondence dated June 30, 2011, set forth below is our response to the comment of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, the entire text of the Staff’s comment is set forth in bold text followed by the response of Lazard Ltd (“Lazard” or the “Company”).

SCHEDULE 14A FILED ON MARCH 18, 2011

Compensation Discussion and Analysis, page 19

Philosophy and Objectives of Our Compensation Program, page 20

Competitive Compensation Considerations, page 21

1.
We note your response to comment seven of our letter dated May 27, 2011.  Please note that, as it is used in the context of Regulation S-K Item 402, the term, “benchmarking,” has a specific meaning.  Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure and Interpretations.  If you continue to use this term in future filings, please clarify the context in which you use the term.

Response:  The Company acknowledges the Staff’s comment, and, will clarify our use of the term “benchmarking,” to the extent such term is used in any future filings with respect to compensation disclosure pursuant to Regulation S-K Item 402.

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Should you require further clarification of the matters discussed in this letter, please contact me at (212) 632-6523 or Scott Hoffman, General Counsel and Corporate Secretary, at (212) 632-6106. I would appreciate if you would send your response by facsimile to me at (212) 332-5972.

Very truly yours, /s/ William J. White
William J. White Sr. Vice President, Assistant Secretary & Counsel